Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

Q2 2017

Second Quarter ended June 30, 2017

August 2, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CONTENTS

	GENERAL	3
	OVERVIEW	3
	SECOND QUARTER HIGHLIGHTS	3
	KEY FINANCIAL DATA	5
	KEY OPERATING STATISTICS	6
	OUTLOOK	7
	PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2017	7
	REVIEW OF OPERATING AND FINANCIAL RESULTS	8
A)	FOR THE QUARTER ENDED JUNE 30, 2017	8
B)	FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2017	11
	REVIEW OF OPERATING MINES	13
	Island Gold Mine	13
	Beaufor Mine	15
	Camflo Mill	16
	EXPLORATION EXPENSE	17
	ISLAND GOLD MINE	17
	BEAUFOR MINE	18
	QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS	19
	FINANCIAL CONDITION	20
	LIQUIDITY AND CAPITAL RESOURCES	20
	OUTSTANDING SHARE CAPITAL	21
	COMMITMENTS AND CONTINGENCIES	21
	OFF-BALANCE-SHEET TRANSACTIONS	21
	TRANSACTIONS WITH RELATED PARTIES	21
	CRITICAL ACCOUNTING ESTIMATES	22
	FINANCIAL INSTRUMENTS	22
	ACCOUNTING POLICIES	22
	NON-IFRS PERFORMANCE MEASURES	22
	RISKS AND UNCERTAINTIES	25
	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	25
	NATIONAL INSTRUMENT 43-101	26
	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	26
	CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS	27

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following Management’s Discussion and Analysis (“MD&A”) dated August 2, 2017 relates to the financial condition and results of the operations of Richmont Mines Inc. (“Richmont Mines”, “Richmont”, or “the Corporation”), and should be read in conjunction with the Richmont Mines unaudited consolidated interim financial statements for the quarter and six-month period ended June 30, 2017, consolidated audited financial statements for the year ended December 31, 2016, and notes thereto. All amounts are expressed in Canadian dollars, unless otherwise noted, and are in accordance with International Financial Reporting Standards (“IFRS”), except for certain performance indicators that are not defined under IFRS. For further information, please refer to section “Non-IFRS Performance Measures” on page 22 of this MD&A. With the exception of troy ounces, production data is presented in metric units. Further information on Richmont Mines can be obtained in the form of news releases, quarterly and annual financial statements and Annual Information Form (“AIF”) on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com).

In addition to historical information, this MD&A contains forward-looking information. Please refer to section “Cautionary Statement Regarding Forward-Looking Statements” on page 26.

OVERVIEW

The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth at the Island Gold Mine in Ontario. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Richmont’s shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol “RIC”. The Corporation is headquartered in Rouyn-Noranda, Quebec and has a corporate office in Toronto, Ontario.

SECOND QUARTER HIGHLIGHTS

  Company-wide production was 31,249 ounces of gold (35,040 ounces sold) for the quarter, primarily driven by another quarter of solid production from the Island Gold Mine of 26,110 ounces of gold (29,534 ounces sold).

  Company-wide cash costs1 for the quarter were $725 (US$539) per ounce, positively impacted by record low cash costs from the Island Gold Mine of $580 (US$431) per ounce.

  Company-wide All-In-Sustaining Costs1 (“AISC”) of $957 (US$711) per ounce, positively impacted by record low AISC of $677 (US$503) per ounce from the Island Gold Mine.

  The Island Gold Mine remains on-track to meet, or beat, annual production and cost guidance.

  Richmont reported second quarter revenues of $59.3 (US$44.1) million.

  Earnings of $10.5 (US$7.8) million, or $0.17 (US$0.12) per share.

  Operating cash flow1 (before changes in non-cash working capital) was $24.9 (US$18.5) million, or $0.39 (US$0.29) per share.

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1         Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 22.

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  Net free cash flow was $19.2 (US$14.3) million, or $0.30 (US$0.22) per share.

  Cash balance at the end of the quarter increased to $95.9 (US$73.9) million; working capital increased to $81.4 (US$62.7) million.

  The results of the Expansion Case Preliminary Economic Assessment (“PEA”) were released during the second quarter, supporting strong production growth of 22% at low industry cash costs and a robust cash flow stream over an initial eight-year Phase 1 period. The ramp-up is currently advancing and the mill is anticipated to achieve the target run rate of 1,100 tonnes per day (“tpd”) in the latter part of 2018 once the expansion is completed.

  On July 27, 2017 the Corporation provided an update on its strategic exploration drilling program currently underway at the Island Gold Mine. Recent exploration drilling has intersected high-grade, wide mineralization in the down plunge extension of the main Island Gold deposit with Hole MH8-4 intersecting 19.85 g/t gold over 8.4 metres (true width and assays capped at 70 g/t gold).

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KEY FINANCIAL DATA

(in thousands of $, except per-share data)	CAN$		US$[2]
	Quarter ended June 30		Quarter ended June 30
	2017	2016	2017	2016

Revenues	59,278	40,618	44,073	31,521
Exploration expense	5,683	4,785	4,225	3,713
Net earnings	10,502	2,674	7,808	2,075
Operating cash flow, before changes in non-cash working capital[1]	24,927	11,378	18,533	8,830
Operating cash flow, after changes in non-cash working capital	30,491	14,871	22,670	11,540
Investment in property, plant and equipment	11,258	11,865	8,370	9,208
Net free cash flow[1]	19,233	3,006	14,300	2,332

KEY PER SHARE DATA
Net earnings (basic)	0.17	0.04	0.12	0.03
Operating cash flow, before changes in non-cash working capital[1]	0.39	0.19	0.29	0.15
Operating cash flow, after changes in non-cash working capital[1]	0.48	0.25	0.36	0.19
Net free cash flow[1]	0.30	0.05	0.22	0.04

	CAN$		US$[2]
	Six months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Revenues	105,740	93,252	79,236	70,104
Exploration expense	10,072	8,673	7,547	6,520
Net earnings	15,974	11,182	11,970	8,406
Operating cash flow, before changes in non-cash working capital[1]	41,320	32,601	30,963	24,508
Operating cash flow, after changes in non-cash working capital	43,030	32,168	32,244	24,183
Investment in property, plant and equipment	23,258	28,066	17,428	21,099
Net free cash flow[1]	19,772	4,102	14,816	3,084

KEY PER SHARE DATA
Net earnings (basic)	0.25	0.19	0.19	0.14
Operating cash flow, before changes in non-cash working capital[1]	0.65	0.55	0.49	0.41
Operating cash flow, after changes in non-cash working capital[1]	0.68	0.54	0.51	0.41
Net free cash flow[1]	0.31	0.07	0.23	0.05

	June 30,	December 31,
	2017	2016

Cash	95,904	75,113
Total assets	275,318	252,493
Non-current long-term debt	5,690	6,513
Shareholders’ equity	222,767	202,455
Shares outstanding (thousands)	63,760	63,030
[1]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 22.
[2]	Average exchange rates used:

Quarter ended June 30, 2017 - $1.3450 = US$1
Six-month period ended June 30, 2017 - $1.3345 = US$1
Quarter ended June 30, 2016 - $1.2886 = US$1
Six-month period ended June 30, 2016 - $1.3302 = US$1

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 5

KEY OPERATING STATISTICS

	Quarter ended June 30		Six months ended June 30
	2017	2016	2017	2016

Gold sold (oz)	35,040	24,888	63,568	57,127
Gold produced (oz)	31,249	23,320	60,650	55,689

KEY PER OUNCE OF GOLD DATA ($)
Average market price	1,690	1,624	1,652	1,624
Average selling price	1,688	1,628	1,659	1,629
Average cash costs[1]	725	895	754	841
Average AISC[1]	957	1,322	1,031	1,193

Average exchange rate (CAN$/US$)	1.3450	1.2886	1.3345	1.3302

KEY PER OUNCE OF GOLD DATA (US$)
Average market price	1,257	1,260	1,238	1,221
Average selling price	1,255	1,263	1,243	1,225
Average cash costs[1]	539	695	565	632
Average AISC[1]	711	1,026	773	897
[1]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 22.

Richmont Mines’ financial statements are reported in Canadian dollars (“CAN$” or “$”), the Corporation also discloses financial and operating statistics in United States dollars (“US$”). The Corporation’s operating results and cash flows are affected by changes in the CAN$ and US$ exchange rate, as precious metal revenues are earned in US$ and the majority of the operating costs are in CAN$.

On a quarterly basis, the CAN$ to US$ exchange rate is adjusted to reflect the actual quarterly rate and year-to-date rate as at the end of each quarter.

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OUTLOOK

PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2017

	ACTUAL	FORECAST
	Six months ended	Full Year
	June 30, 2017	2017

Consolidated gold production (ounces)	60,650	110,000 - 120,000
Island Gold	49,882	87,000 - 93,000
Beaufor	10,768	23,000 - 27,000

Consolidated cash costs per ounce ($)	754	835 - 885
Island Gold	618	715 - 765
Beaufor	1,380	1,265 - 1,320

Consolidated AISC per ounce ($)	1,031	1,180 - 1,235
Island Gold	751	945 - 995
Beaufor	1,682	1,540 - 1,590

CAN$/US$ exchange rate	1.3345	1.3000

Consolidated cash costs per ounce (US$)	565	640 - 680
Island Gold	463	550 - 590
Beaufor	1,034	975 - 1,015

Consolidated AISC per ounce (US$)	773	905 - 950
Island Gold	563	725 - 765
Beaufor	1,260	1,185 - 1,225

The Corporation announced its 2017 guidance on February 2, which included a projected increase of up to 15% in the company-wide production to between 110,000 and 120,000 ounces of gold, and a decrease of up to 8% in cash costs, both company wide and at the Island Gold Mine, primarily driven by another consecutive year of high-quality production growth from the Island Gold Mine to between 87,000 and 93,000 ounces of gold.

The Island Gold Mine delivered another strong quarter and achieved year to date production of 49,882 ounces of gold at a cash cost of $618 (US$463) per ounce. With these results, the mine is well positioned to achieve or exceed its production guidance at cash costs lower than the annual guidance of $715-$765 (US$550-US$590) per ounce.

The results of an Expansion Case PEA were released during the second quarter. The study considered the most cost and capital effective strategy to mine the portion of the mineral resources that is located within the main known area of interest over four mining horizons, to a maximum depth of 1,000 metres below surface, using current mine infrastructure. The PEA represents another step in a multi-phased approach to unlock the potential of the Island Gold Mine, supporting strong production growth of 22% at low industry cash costs and a robust cash flow stream over an initial eight-year Phase 1 period, for a low incremental capital cost of $28.2 (US$20.9) million. The operation ramp-up is currently advancing and the mill is anticipated to achieve the target run rate of 1,100 tpd in the latter part of 2018 once the expansion is completed.

Production from the Beaufor Mine was lower than anticipated in the second quarter, resulting in year to date production of 10,768 ounces of gold. Cash costs for six-month period of $1,380 (US$1,034) per ounce were higher than the annual guidance of $1,265-$1,320 (US$975-US$1,015) per ounce, primarily due to lower production achieved. The Corporation is maintaining its annual guidance for the Beaufor Mine, as mining productivity is expected to increase over the balance of the year resulting from additional ore to be sourced from new parallel structures. The Corporation continues to advance other strategic alternatives regarding the Beaufor Mine and the Camflo Mill.

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CAPITAL EXPENDITURES OUTLOOK

For the six-month period, capital expenditures at the Island Gold Mine totaled $18.8 million, including $6.9 million of sustaining capital and $11.9 million of project capital. The level of capital investment is expected to increase in the second half of the year, but remain within the annual sustaining capital guidance of $19-$22 million and $33-$35 million for project capital.

Sustaining capital expenditures for the six-month period at the Beaufor Mine were $3.3 million, in-line with annual guidance of $6-$7 million.

REVIEW OF OPERATING AND FINANCIAL RESULTS

A) FOR THE QUARTER ENDED JUNE 30, 2017

Company-wide production was 31,249 ounces of gold for the quarter, a 34% increase over the prior year quarter. The increase was driven by a 40% increase in gold production from the Island Gold Mine, primarily due to a 30% increase in grade and 7% higher mill throughput. Second quarter production at the Island Gold Mine was 26,110 ounces of gold as compared to 18,617 ounces reported in the second quarter of 2016. Production from the Beaufor Mine for the second quarter was 5,139 ounces of gold, a 9% increase attributable to the improved performance of the new Q Zone.

Gold production (ounces)

Revenues for the second quarter were $59.3 (US$44.1) million, an increase of 46% from the prior year quarter. A total of 35,040 ounces of gold were sold during the quarter at an average realized price of $1,688 (US$1,255) per ounce, versus 24,888 ounces of gold sold at an average realized sale price of $1,628 (US$1,263) per ounce during the second quarter of 2016.

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Gold sales (ounces and average realized sale price per ounce)

Cost of sales, including depletion and depreciation, totaled $37.2 (US$27.6) million in the second quarter of 2017 versus $29.6 (US$23.0) million in the same quarter of 2016. Operating costs at the Island Gold Mine were higher than the second quarter of 2016, primarily due to higher tonnes mined and mill throughput. Royalty and depreciation costs were higher at the Island Gold Mine due to a 47% increase in the number of ounces of gold sold as compared to second quarter of 2016. Costs at the Beaufor Mine were 33% higher, driven by higher milling costs and higher depreciation as compared to the second quarter of 2016.

On a consolidated basis, cash costs per ounce decreased by 19% to $725 (US$539), from $895 (US$695) in the same quarter of 2016. Cash costs at the Island Gold Mine of $580 (US$431) per ounce were 23% lower than the second quarter of 2016 due to higher grades and higher productivities. Cash costs at the Beaufor Mine of $1,502 (US$1,117) per ounce were slightly higher than second quarter 2016 cash costs of $1,484 (US$1,152) per ounce, primarily due to higher unit milling costs resulting from lower tonnes processed from custom milling at the Camflo Mill, negatively impacting the unit costs.

AISC per ounce decreased by 28% to $957 (US$711) in the quarter, as compared to $1,322 (US$1,026) in the second quarter of 2016. The decrease resulted from an increase in ounces of gold sold, lower sustaining costs at the Island Gold Mine, partially offset by an increase in corporate general and administration (“G&A”) costs. Sustaining costs at the Island Gold Mine were $2.9 (US$2.1) million during the quarter, including $0.7 million of delineation drilling, $0.5 million of underground development, $0.5 million of capital lease payments on mine mobile equipment and $1.2 million on other assets. The Beaufor Mine spent $1.6 (US$1.2) million on sustaining costs, including $0.9 million of underground development, $0.6 million on mining equipment and other assets, and $0.1 million of exploration.

Corporate G&A of $3.7 (US$2.7) million in the second quarter were $0.5 million higher than the prior year quarter, primarily due to higher consulting and professional fees.

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During the second quarter, project capital expenditures related to the Island Gold Mine were $6.0 (US$4.5) million including $3.5 million of accelerated underground mine development, $2.1 million of mine and mill infrastructure and $0.4 million of capital lease payments on mine mobile equipment. Non-sustaining exploration costs were $5.7 (US$4.2) million, spent primarily at the Island Gold Mine.

SUSTAINING, PROJECT AND EXPLORATION COSTS

(in millions of $)	Island Gold		Quebec		Corporate	Consolidated
	Mine		Division		& Others

Sustaining costs
Underground development	0.5		0.9		-	1.4
Exploration & delineation drilling	0.7		0.1		-	0.8
Other sustaining costs	1.7		0.6		-	2.3
Corporate G&A	-		-		3.7	3.7
Total sustaining costs	2.9	[1]	1.6	[2]	3.7	8.2

Project capital
Accelerated underground development	3.5		-		-	3.5
Other project capital	2.5		-		-	2.5
Total project capital	6.0		-		-	6.0
Non-sustaining exploration and project evaluation	4.9	[3]	0.2	[3]	0.6	5.7
Total project capital & exploration	10.9		0.2		0.6	11.7
[1]	Sustaining costs of $2.9 million at the Island Gold Mine have been capitalized.
[2]	Sustaining costs of $1.6 million at the Beaufor Mine include $1.5 million of capitalized costs and $0.1 million in exploration costs that have been expensed.
[3]	Non-sustaining exploration costs of $4.9 million at the Island Gold Mine and $0.2 million at the Beaufor Mine are included in expensed exploration costs.

For the second quarter of 2017, the mining and income tax expense totaled $2.1 million, which included a $1.2 million increase in deferred income and mining tax liabilities and a $0.9 million decrease in deferred income and mining tax assets. For the second quarter of 2016, the Corporation recorded mining and income taxes of $0.5 million, which includes a $0.7 million increase in future mining taxes and $0.1 million of Quebec Mining tax, offset by a reduction of $0.3 million of current income taxes.

Second quarter net earnings of $10.5 (US$7.8) million were 293% higher than the $2.7 (US$2.1) million in the second quarter of 2016, as higher revenues were partially offset by higher exploration, corporate G&A and taxes. On a per share basis, net earnings were $0.17 (US$0.12) as compared to $0.04 (US$0.03) in the second quarter of 2016.

Higher revenues positively impacted operating cash flow for the second quarter of 2017. Operating cash flow (after changes in non-cash working capital) totaled $30.5 (US$22.7) million, or $0.48 (US$0.36) per share, as compared to $14.9 (US$11.5) million, or $0.25 (US$0.19) per share, in the same quarter of 2016.

Net free cash flow2 for the quarter was $19.2 (US$14.3) million, as compared to $3.0 (US$2.3) million in the same quarter of 2016. On a per share basis, net free cash flow was $0.30 (US$0.22) as compared to $0.05 (US$0.04) in the second quarter of 2016. The increase in net free cash flow is attributable to higher operating cash flows combined with lower investments in property, plant and equipment during the quarter.

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2         Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 22.

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B) FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2017

Company-wide production for the six-month period was 60,650 ounces of gold, a 9% increase over the prior year period production of 55,689 ounces. The increase resulted mainly from a 10% increase in gold production from the Island Gold Mine, primarily due to an 8% higher mill throughput as compared to the prior year period. Higher gold production from the Beaufor Mine, resulting from higher productivity in the new Q Zone, offset the loss of ounces from the processing of the remaining Monique stockpile, which was completed in the first quarter of 2016.

Gold production (ounces)

Revenues for the six-month period ended June 30, 2017 were $105.7 (US$79.2) million, an increase of 13% over the prior year period. A total of 63,568 ounces of gold were sold during the current six-month period at an average realized price of $1,659 (US$1,243) per ounce, versus 57,127 ounces of gold sold at an average realized sale price of $1,629 (US$1,225) per ounce during the same period of 2016.

Gold sales (ounces and average realized sale price per ounce)

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Cost of sales, including depletion and depreciation, totaled $69.0 (US$51.7) million during the six-month period of 2017 versus $64.8 (US$48.7) million in the same period of 2016. Cost of sales at the Island Gold Mine were 4% higher than the six-month period of 2016, as the higher depreciation and royalties related to higher ounces of gold sold offset the decrease in operating costs. Costs at the Beaufor Mine were 26% higher, primarily due to higher milling costs and higher mining costs, due to higher maintenance costs during the period and more tonnes mined as compared to the six-month period of 2016. Depreciation cost at the Beaufor Mine was higher due to an increase in the number of ounces sold during the period and a higher rate of depreciation per ounce.

Cash costs per ounce, on a consolidated basis, were $754 (US$565) for the period, down 10% from $841 (US$632) in the same period of 2016. The decrease in cash costs of 12% and 4% at the Island Gold Mine and the Beaufor Mine respectively, was due to higher grades and higher productivities at both mines as compared to the same period of 2016.

The decrease of 14% in AISC per ounce for the period to $1,031 (US$773), as compared to $1,193 (US$897) in the same period of 2016, was a combined result of lower sustaining costs and higher ounces of gold sold during the period, partially offset by an increase in corporate G&A costs. Sustaining costs at the Island Gold Mine were $6.9 (US$5.2) million during the period, including $1.2 million of delineation drilling, $2.0 million of underground development, $1.0 million of capital lease payments on mine mobile equipment and $2.7 million on other assets. Sustaining costs at the Beaufor Mine were $3.5 (US$2.6) million for the period and included $2.0 million of underground development. $1.3 million of mining and other assets and $0.2 million of exploration.

Corporate G&A costs during the period increased to $7.3 (US$5.4) million from $6.3 (US$4.7) million in the prior year period, primarily due to higher consulting and professional fees.

Project capital expenditures at the Island Gold Mine were $11.9 (US$8.9) million, including $8.8 million of accelerated underground development costs, $2.4 million of mine and mill infrastructure and $0.7 million of capital lease payments on mine mobile equipment. Non-sustaining exploration expense was $9.9 (US$7.4) million, spent primarily at the Island Gold Mine.

SUSTAINING, PROJECT AND EXPLORATION COSTS

(in millions of $)	Island Gold		Quebec		Corporate
	Mine		Division		& Others	Consolidated

Sustaining costs
Underground development	2.0		2.0		-	4.0
Exploration & delineation drilling	1.2		0.2		-	1.4
Other sustaining costs	3.7		1.3		-	5.0
Corporate G&A	-		-		7.3	7.3
Total sustaining costs	6.9	[1]	3.5	[2]	7.3	17.7

Project capital
Accelerated underground development	8.8		-		-	8.8
Other project capital	3.1		-		-	3.1
Total project capital	11.9		-		-	11.9
Non-sustaining exploration and project evaluation	8.7	[3]	0.4	[3]	0.8	9.9
Total project capital & exploration	20.6		0.4		0.8	21.8
[1]	Sustaining costs of $6.9 million at the Island Gold Mine have been capitalized.
[2]	Sustaining costs of $3.5 million at the Beaufor Mine include $3.3 million of capitalized costs and $0.2 million in exploration costs that have been expensed.
[3]	Non-sustaining exploration costs of $8.7 million at the Island Gold Mine and $0.4 million at the Beaufor Mine are included in expensed exploration costs.

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For the six-month period, mining and income tax expense totaled $3.1 million, which included a $1.8 million increase in deferred income and mining tax liabilities and a $1.3 million decrease in deferred income and mining tax assets. Mining and income tax expense for the six months of 2016 was $2.6 million, which includes $0.5 million of current taxes payable, $0.1 million of Quebec Mining taxes and a $2.0 million increase in future mining taxes.

Net earnings for the six-month period amounted to $16.0 (US$12.0) million, or 43% higher than the $11.2 (US$8.4) million in the same period of 2016, as higher revenues were partially offset by higher exploration, corporate G&A and taxes. On a per share basis, net earnings were $0.25 (US$0.19) as compared to $0.19 (US$0.14) in the same period of 2016.

Operating cash flow for the six-month period of 2017 was positively impacted by higher revenues during the quarter. Operating cash flow (after changes in non-cash working capital) totaled $43.0 (US$32.2) million, or $0.68 (US$0.51) per share, as compared to $32.2 (US$24.2) million, or $0.54 (US$0.41) per share, in the same period of 2016.

Net free cash flow for the period was $19.8 (US$14.8) million, as compared to $4.1 (US$3.1) million, in the same period of 2016. On a per share basis, net free cash flow was $0.31 (US$0.23) as compared to $0.07 (US$0.05) in the first six months of 2016. The increase in net free cash flow is attributable to higher operating cash flows combined with lower investments in property, plant and equipment during the period.

REVIEW OF OPERATING MINES

Island Gold Mine

	Quarter ended June 30		Six months ended June 30
	2017	2016	2017	2016

Total mined (tonnes)	164,086	172,322	333,788	327,447
Ore mined (tonnes)	104,439	82,921	196,149	160,517
Ore mined (tpd)	1,148	911	1,084	882
Development ore / total ore (%)	35%	45%	38%	50%
Waste mined (tonnes)	59,647	89,401	137,639	166,931
Ratio: Waste / ore mined	0.57	1.08	0.70	1.04

Gold Produced
Ore processed (tonnes)	85,578	79,924	168,943	155,830
Ore processed (tpd)	940	878	933	856
Head grade (g/t)	9.73	7.51	9.46	9.36
Gold recovery (%)	97.6	96.5	97.1	96.4
Ounces produced	26,110	18,617	49,882	45,206

Gold Sold
Ounces sold	29,534	20,147	52,183	46,178
Average selling price per ounce	1,686	1,627	1,659	1,627
Cash costs per ounce	580	757	618	706
AISC per ounce	677	1,029	751	927

Average selling price per ounce (US$)	1,254	1,263	1,243	1,223
Cash costs per ounce (US$)	431	588	463	531
AISC per ounce (US$)	503	799	563	697

Sustaining costs	2,877	5,480	6,949	10,193
Project and non-sustaining exploration costs	10,859	11,570	20,550	22,327

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 13

Mine productivity averaged a record 1,148 tonnes of ore mined per day, resulting in 104,439 tonnes of total ore mined during the quarter. Long-hole stope mining continued in the first and second mining horizons and development in ore was advanced as planned in the higher-grade third mining horizon. Stoping in the lower grade extensions of the third mining horizon is expected to begin in the fourth quarter. Development ore was 37,034 tonnes for the quarter, 35% of the total ore mined versus an overall 2017 plan of 36%. For the six-month period, development ore was 74,489 tonnes, or 38% of total 196,149 tonnes of ore mined.

Total waste mined during the quarter was 59,647 tonnes (137,639 tonnes year to date), a ratio of 0.57:1 over total ore mined. The anticipated transition from underground waste development contractors to an internal workforce commenced during the quarter as a cost reduction initiative. It is expected that development costs will decline as productivity from the internal workforce ramps up. Ore development in the third horizon was prioritized during the quarter in order to prepare for planned stoping activities in the latter part of the year, which also contributed to the lower than planned waste development. The eastern portion of the main ramp system achieved a vertical depth of 860 metres in the first quarter as planned, allowing the development of the western portion of the main ramp system to begin during the second quarter. A total of 913 metres equivalent of waste development was completed during the quarter. For the first six months, development of the 620 metre and 840 metre level exploration drifts advanced 250 metres and 80 metres, respectively, supporting ongoing exploration and delineation drilling both laterally to the east and at depth.

Mill throughput averaged a record 940 tpd as the mill processed 85,578 tonnes of ore during the quarter, which was 7% higher than the 79,924 tonnes (878 tpd) of ore processed in the second quarter of 2016. Average milled grade for the second quarter was 9.73 g/t gold, 30% higher than the 7.51 g/t gold processed in the same quarter of 2016. Average mill grade was higher than expected due to lower than planned dilution in development ore and the contribution of development in the high grade portion of the wider sections of veins located on the 800 and 820 metre levels. Higher mill throughput and higher grades resulted in quarterly gold production of 26,110 ounces, which was 40% higher than gold production from the same quarter of 2016. Year to date gold production was 49,882 ounces, a 10% increase over the same period of 2016, primarily due to 8% higher mill throughput. The operation is now well positioned to achieve, or exceed, the high-end of production guidance for the year of 87,000-93,000 ounces.

Second quarter revenues of $49.8 (US$37.0) million were 52% higher than the $32.8 (US$25.4) million in the same quarter of 2016, resulting mainly from 47% more ounces of gold sold. 29,534 ounces of gold were sold at an average realized sale price of $1,686 (US$1,254) per ounce, as compared to 20,147 ounces of gold sold at an average realized sale price of $1,627 (US$1,263) per ounce in the second quarter of 2016. Revenues for the six-month period were $86.6 (US$64.9) million or 15% higher than the same period of 2016, resulting mainly from 13% more ounces of gold sold. 52,183 ounces of gold were sold during the six-month period at an average realized sale price of $1,659 (US$1,243) per ounce, as compared to 46,178 ounces of gold sold at an average realized sale price of $1,627 (US$1,223) per ounce in the same period of 2016.

Record low cash costs per ounce for the second quarter, including royalties, were $580 (US$431), 23% lower than the cash costs realized in the same quarter of 2016, driven by higher grades and lower operating costs per tonne resulting from higher operating productivities. Cash costs per ounce were significantly below the lower end of the 2017 Island Gold cash cost guidance of $715-$765 (US$550-US$590). Year to date cash costs per ounce of $618 (US$463) were 12% lower than the $706 (US$531) realized in the same period of 2016, driven by lower operating costs per tonne resulting from higher productivities. The Island Gold Mine remains on-track to meet, or beat, the low end of the annual cash cost guidance.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 14

AISC per ounce for the second quarter and the six-month period were lower than the same periods in 2016, due to higher ounces of gold sold and lower sustaining costs incurred, as compared to the corresponding quarter and the six-month period of 2016. AISC for the second quarter was $677 (US$503) per ounce, 34% lower than the same quarter of 2016. Sustaining costs for the second quarter of 2017 of $2.9 (US$2.1) million were lower than the $5.4 (US$4.2) million incurred in the same period of 2016, mainly due to lower capital spending on underground development ($0.5 million versus $2.0 million). AISC for the six-month period was $751 (US$563) per ounce or 19% lower than $927 (US$697) during the same period of 2016. $6.9 (US$5.2) million was spent on sustaining costs during the six-month period, 32% lower than the $10.2 (US$7.7) million spent in the same period of 2016.

Project capital for the second quarter were $6.0 (US$4.4) million, which included $3.5 million for accelerated mined development, $1.8 million for mining infrastructure and $0.7 million to secure a new ball mill as part of the mill expansion project. Year to date project capital amounted to $11.9 (US$8.9) million, including $8.8 million of accelerated underground development and $3.1 million for mining infrastructure upgrades.

Expansion Case PEA:

The results of the Expansion Case PEA were released during the second quarter. The study considered the most cost and capital effective strategy to mine the portion of the mineral resources that is located within the main known area of interest over four mining horizons, to a maximum depth of 1,000 metres below surface, using current mine infrastructure. The PEA represents another step in a multi-phased approach to unlock the potential of the Island Gold Mine, supporting strong production growth of 22% at low industry cash costs and a robust cash flow stream over an initial eight-year Phase 1 period, for a low incremental capital cost of $28.2 (US$20.9) million. The operation ramp up is currently advancing and the mill is anticipated to achieve the target run rate of 1,100 tpd in the latter part of 2018 once the expansion is completed.

Beaufor Mine

	Quarter ended June 30		Six months ended June 30
	2017	2016	2017	2016

Ore mined (tonnes)	30,847	26,026	62,662	55,396
Ore mined (tpd)	339	286	346	304

Gold Produced
Ore processed (tonnes)	31,414	28,281	61,423	57,599
Head grade (g/t)	5.21	5.27	5.60	5.11
Gold recovery (%)	97.7	98.1	97.4	98.4
Ounces produced	5,139	4,703	10,768	9,318

Gold Sold
Ounces sold	5,506	4,741	11,385	9,778
Average selling price per ounce	1,697	1,635	1,660	1,642
Cash costs per ounce	1,502	1,484	1,380	1,439
AISC per ounce	1,791	1,897	1,682	1,810

Average selling price per ounce (US$)	1,262	1,269	1,244	1,234
Cash costs per ounce (US$)	1,117	1,152	1,034	1,082
AISC per ounce (US$)	1,332	1,473	1,260	1,361

Sustaining costs	1,596	1,958	3,450	3,632

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 15

Total ore mined during the second quarter was 30,847 tonnes (339 tpd), an increase of 19% over the 26,026 tonnes (286 tpd) mined during the same quarter of 2016, attributable to the improved performance of the new Q Zone.

The Camflo Mill processed 31,414 tonnes of ore from the Beaufor Mine during the second quarter, as compared to the 28,281 tonnes processed in the same quarter of 2016. Average grade milled of 5.21 g/t gold for the quarter was in line with the same quarter of 2016, but lower than planned primarily as a result of higher dilution reported from one stope located in the Q Zone. Higher mill throughput resulted in quarterly gold production of 5,139 ounces, a 9% increase over the 4,703 ounces produced in the same quarter of 2016. Gold production of 10,768 ounces during the six-month period of 2017 was 16% higher than the same period of 2016, attributable to a 10% higher average grade and a 7% higher mill throughput.

Revenues of $9.3 (US$6.9) million were up 21% from the $7.8 (US$6.0) million from the same quarter of 2016, as a result of 16% more ounces of gold being sold. Gold ounces sold for the second quarter totaled 5,506 ounces at an average realized price of $1,697 (US$1,262) per ounce, as compared to gold sales of 4,741 ounces at an average realized price of $1,635 (US$1,269) in the same quarter of 2016. For the six-month period, revenues were $18.9 (US$14.2) million or 18% higher than $16.1 (US$12.1) million during the same period of 2016, as a result of 16% higher ounces of gold sold in 2017.

Cash costs per ounce in the second quarter were $1,502 (US$1,117) as compared to $1,484 (US$1,152) in the same quarter of 2016. The impact of higher gold production during the quarter was primarily offset by higher milling costs per ounce allocated from the Camflo Mill, as the lower tonnes processed from custom milling negatively impacted the unit costs. Higher grades for the six-month period contributed to cash costs per ounce of $1,380 (US$1,034), 4% lower than the same period of 2016.

AISC per ounce for the quarter were $1,791 (US$1,332), 6% lower than the same quarter of 2016, attributable to higher ounces of gold sold and lower sustaining exploration and underground development costs. AISC per ounce for the six-month period were 7% lower than the same period of 2016, mainly due to higher ounces of gold sold. Sustaining costs for the six-month period were 5% lower as lower exploration costs offset the higher costs of equipment and other fixed assets. Underground development costs for the period were in-line with the same period of 2016.

Camflo Mill

The Camflo Mill processed 41,020 tonnes of ore during the second quarter, 38% lower than the 66,415 tonnes processed in the same quarter of 2016, which negatively impacted the average milling cost per tonne during the quarter. While ore from the Beaufor Mine was 11% higher (31,414 tonnes in Q2 2017 versus 28,281 tonnes in Q2 2016), custom milled ore from the local mining companies in Abitibi, Quebec, was 75% lower than the 38,134 tonnes processed in the second quarter of 2016.

Total ore processed at the Camflo Mill during the six-month period of 2017 was 80,201 tonnes, or 42% lower than 138,851 tonnes processed in the same period of 2016, mainly due to the 71% decrease in custom milling. Loss of ore from processing the remaining Monique stockpile, which ended in Q1 2016, was partially offset by 7% increase in ore processed from the Beaufor Mine.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 16

EXPLORATION EXPENSE

(in thousands of $)	Quarter ended June 30		Six months ended June 30
	2017	2016	2017	2016

Exploration expense – Mines
Island Gold	4,889	3,624	8,651	7,394
Beaufor	270	384	585	876

	5,159	4,008	9,236	8,270

Exploration expense - Other properties
Wasamac	3	5	151	48
Other	10	12	18	15
Project evaluation	556	144	756	344

Exploration and project evaluation before depreciation and exploration tax credits	5,728	4,169	10,161	8,677

Depreciation	5	9	15	18
Exploration tax credits, including adjustments	(50)	607[1]	(104)	(22)

	5,683	4,785	10,072	8,673
[1]

In the second quarter of 2016, the Corporation filed its 2015 income tax returns and reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credits, as it had been originally planned and recorded in 2015.

ISLAND GOLD MINE

Exploration costs at the Island Gold Mine for the second quarter were $4.9 (US$3.6) million, completing approximately 15,200 metres of surface drilling and 6,800 metres of underground drilling.

The 2017 exploration drilling program currently underway continues to build on positive results achieved in 2016 and is mainly focused on expanding near-mine resources outside the Expansion Case PEA area, both laterally and at depth.

Deep Directional Exploration Drilling Program:

The successful 2016 deep drilling program identified a new large inferred resource block of 760,000 tonnes at a grade of 9.53 g/t gold (approximately 230,000 ounces, capped at 70 g/t gold) in the down plunge extension, located between the 1,050 and the 1,300 metre levels. The main objective of the 2017 deep directional exploration drilling program is to prove the high-grade extension of the new resource block to a minimum vertical depth of 1,500 metres. Results to date include three significant intercepts: (All assays are reported with estimated true widths and capped at 70 g/t gold).

  Hole MH8-4 intersected 19.85 g/t gold over 8.4 metres in the eastern portion of the down plunge extension of the deposit. The intersection is located approximately 1,300 metres below surface and includes 71.76 g/t gold over 0.5 metres, 141.43 g/t gold over 0.59 metres and 318.28 g/t gold over 0.25 metres.

  Hole MH2A-12 intersected 11.67 g/t gold over 9.42 metres, including 548.1 g/t gold over 0.24 metres.

  Hole MH2A-13 intersected 8.86 g/t gold over 6.39 metres at a depth of 1,350 metres.

These three new high-grade, wide intercepts confirm that the down plunge extension of the main Island Gold deposit continues to a minimum vertical depth of 1,350 metres and remains open at depth. Mineralization in this area remains consistent with the main portion of the deposit.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 17

Eastern Lateral Exploration and Infill Drilling Program:

The 2016 drilling program successfully added two new inferred resource blocks in the eastern lateral extension, located approximately 300 metres east of the Expansion Case PEA area, between the 340 and the 750 metre levels. The largest inferred resource block contains approximately 290,000 tonnes at a grade of 10.35 g/t gold (approximately 95,000 ounces of gold, capped at 70 g/t gold).

Infill drilling is on-going in the upper part of the new resource block from the 340 metre level with encouraging results to date. The extension of the 620 metre level exploration drift is advancing as planned with infill drilling in the lower part of the block expected to begin shortly.

Exploration drilling in the eastern lateral extension is focused in the area where hole GD-640-05 intersected 20.57 g/t of gold over a core length of 11.3 metres, at a vertical depth of approximately 1,000 metres. One directional drill rig has been redeployed to this area to follow-up on this intersection to better understand the geometry and true width of this new area of high-grade mineralization.

Another surface drill rig is currently working further to the east, approximately 1,500 metres from the second dyke, to test the lateral extension of the main mineralized structure.

BEAUFOR MINE

The Corporation spent $0.3 (US$0.2) million on exploration drilling during the second quarter of 2017, completing approximately 2,700 metres of drilling during the quarter. Drilling has been focused on the lateral extension of the Q Zone as well as on parallel zones. Exploration drilling is also being done in the southern part of the Beaufor area and in the western and eastern extension of the old Perron Mine.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 18

QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS

	2017		2016				2015
(in thousands of $, unless otherwise stated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

PRINCIPAL FINANCIAL DATA

Revenues	59,278	46,462	44,204	31,244	40,618	52,634	31,864	34,107

Net earnings (loss)	10,502	5,472	1,059	226	2,674	8,508	(4,062)	3,306

Operating cash flow, after changes in non-cash working capital	30,491	12,539	12,649	3,347	14,871	17,297	6,815	11,742
Investments in property, plant and equipment	11,258	12,000	15,666	19,531	11,865	16,201	22,767	12,802

Average CAN$/US$ exchange rate	1.3450	1.3238	1.3341	1.3050	1.2886	1.3732	1.3354	1.3089

KEY PER-SHARE DATA

Operating cash flow	0.48	0.20	0.20	0.05	0.25	0.30	0.12	0.20
Operating cash flow (US$)	0.36	0.15	0.15	0.04	0.19	0.22	0.09	0.15

Net earnings (loss)
Basic	0.17	0.09	0.02	0.00	0.04	0.15	(0.07)	0.06
Diluted	0.16	0.08	0.02	0.00	0.04	0.14	(0.07)	0.06

Net earnings (loss) (US$)
Basic	0.12	0.07	0.01	0.00	0.03	0.11	(0.05)	0.04
Diluted	0.11	0.06	0.01	0.00	0.03	0.10	(0.05)	0.04

OUNCES OF GOLD SOLD	35,040	28,528	27,759	17,774	24,888	32,239	21,576	22,962

KEY PER-OUNCE OF GOLD DATA

Average selling price ($)	1,688	1,624	1,589	1,754	1,628	1,629	1,474	1,482

Average cash costs ($)	725	791	952	1,054	895	800	1,028	921
Sustaining costs ($)	232	333	277	541	427	294	632	385

All-in sustaining costs ($)	957	1,124	1,229	1,595	1,322	1,094	1,660	1,306

Average selling price (US$)	1,255	1,227	1,191	1,344	1,263	1,186	1,104	1,132

Average cash costs (US$)	539	598	714	808	695	583	770	703
Sustaining costs (US$)	172	251	208	415	331	214	473	294

All-in sustaining costs (US$)	711	849	922	1,223	1,026	797	1,243	997

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 19

FINANCIAL CONDITION

	As at June 30,	As at December 31,
	2017	2016

Current assets	111,186	89,405	Current assets increased primarily due to the increase in cash and bank balances, and inventories at the Island Gold Mine.

Long-term assets	164,132	163,088	The increase in long-term assets reflects the investments in property, plant and equipment at the mine sites offset by reduction in deferred income and mining tax assets.
Total assets	275,318	252,493

Current liabilities	29,810	28,390

Current liabilities increased as higher accruals at the end of Q2 and invoices held back for a contractor offset the payment of 2016 annual bonus and retention awards granted to several key personnel in March 2012.

Long-term liabilities	22,741	21,648	Increase in deferred income and mining tax liabilities partially offset by a decrease in lease obligations during the six-month period.
Total liabilities	52,551	50,038
Shareholders’ equity	222,767	202,455	Shareholders’ equity increased primarily due to net earnings during the period and due to the exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s strategy is based on achieving positive cash flows from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Corporation’s liquidity and capital resources will be substantially determined by the success or failure of the Corporation’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.

The Corporation’s cash balance of $95.9 million compared to $75.1 million at December 31, 2016 reflects the strong operating cash flows and the lower than expected level of investment in property, plant and equipment during the six-month period. As per the Corporation’s guidance for the year, the level of investment is expected to increase in the second half of the year. In the opinion of management, the Corporation's cash position of $95.9 million at June 30, 2017, along with cash flows from operations, are sufficient to support the Corporation's normal operating requirements and capital commitments on an ongoing basis.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 20

OUTSTANDING SHARE CAPITAL

The following table sets out the common shares, stock options, restricted share units and deferred share units of the Corporation that are outstanding as at the date of this MD&A:

August 2, 2017

Common shares	63,760,524
Stock options	2,143,193
Restricted share units	398,777
Deferred share units	111,437

66,413,931

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation enters into contracts that give rise to commitments. The following table summarizes the Corporation’s contractual obligations:

(in millions of $)	Payments due by period
Contractual obligations	2017	2018	2019	2020 and after	Total

Finance lease obligations	2.2	2.4	2.3	0.7	7.6
Contract payment holdbacks	-	1.0	-	-	1.0
Closure allowance	-	-	0.6	-	0.6
Asset retirement obligations	0.1	0.5	3.2	6.4	10.2
Operating leases	0.2	0.1	0.1	0.1	0.5
Total	2.5	4.0	6.2	7.2	19.9

There were no changes to the Corporation’s commitments and contingencies from December 31, 2016 to June 30, 2017 with the exception of the commitment mentioned below. For further information, regarding commitments and contingencies in effect as of December 31, 2016, please refer to the 2016 Management’s Discussion and Analysis, filed February 21, 2017 and available on the SEDAR website (www.sedar.com).

During the six-month period ended on June 30, 2017, the Corporation entered into a financial lease agreement for mobile equipment that has an option of a lower purchase price at the end of the lease.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Corporation does not have any transactions with related parties.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 21

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, recoverability of credits relating to resources and credits on duties refundable for losses, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, which could differ materially and affect operating results. A detailed discussion of these estimates is provided in the annual management’s discussion and analysis, filed on February 21, 2017 and available on the SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may from time to time, use derivative financial instruments or gold hedging contracts. As at June 30, 2017 and 2016, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the quarters and the six-month period ended June 30, 2017 and 2016, no gain or loss related to derivative financial instruments or to gold hedging contracts were recorded in the financial statements.

The Corporation has classified its cash and receivables (except taxes receivable and workers’ compensation receivable) and other financial asset as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), advance royalty payments, finance lease obligations, contract payment holdbacks and the closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables and financial liabilities, which are measured at amortized cost.

Cash, receivables and payables, accruals and provisions are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of other financial asset, advanced royalty payments, finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the the other financial asset, advanced royalty payments, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2016. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2017.

NON-IFRS PERFORMANCE MEASURES

Cash cost per ounce, operating cash flow before changes in non-cash working capital, operating cash flow before changes in non-cash working capital per share, operating cash flow after changes in non-cash working capital per share, net free cash flow, net free cash flow per share, and all-in sustaining costs are non-IFRS performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 22

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after changes in non-cash working capital, less investments in property, plant and equipment.

The following table is a reconciliation of operating cash flow to net free cash flow on a consolidated basis:

(in thousands of $, except per share amounts)	Quarter ended June 30		Six months ended June 30
	2017	2016	2017	2016

Operating cash flow (as per statement of cash flows)	30,491	14,871	43,030	32,168
Investments in property, plant and equipment	11,258	11,865	23,258	28,066

Net free cash flow	19,233	3,006	19,772	4,102

Basic weighted average number of shares outstanding (thousands)	63,571	59,960	63,319	59,197

Net free cash flow per share	0.30	0.05	0.31	0.07

“Cash costs” is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interest on capital leases, capital expenditures, and exploration and project evaluation costs. (Refer to Table “Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for the quarters and six-month periods ended June 30, 2017 and 2016”). At the end of 2016, cash cost per ounce calculation has been revised to include by-product credits and exclude interest on capital leases. Prior quarter cash costs have been restated to reflect these changes and to remain comparable.

All-In Sustaining Costs or “AISC” is an extension of the existing “cash costs” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash costs measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes by-product credits, sustaining capital expenditures, sustaining exploration and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 23

The following table provides a reconciliation of cost of sales to cash costs and to all-in sustaining costs, on a consolidated basis:

RECONCILIATION OF COST OF SALES TO CASH COSTS AND TO ALL-IN SUSTAINING COSTS PER OUNCE SOLD FOR THE QUARTERS AND SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

Quarter ended June 30, 2017	Island Gold	Beaufor	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	29,534	5,506	-	35,040
Cost of sales	27,342	9,846	-	37,188
Depreciation and depletion	(10,104)	(1,564)	-	(11,668)
By-product credits	(112)	(16)	-	(128)
Cost of sales, net of depreciation expense and by-product credits	17,126	8,266	-	25,392
Cash costs ($/ounce)	580	1,502	-	725
Sustaining costs	2,877	1,596	-	4,473
Corporate general and administration costs	-	-	4,005	4,005
All-in sustaining costs	20,003	9,862	4,005	33,870

All-in sustaining costs ($/ounce)	677	1,791	114	966

Quarter ended June 30, 2016	Island Gold	Beaufor	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	20,147	4,741	-	24,888
Cost of sales	22,220	7,415	-	29,635
Depreciation and depletion	(6,890)	(369)	-	(7,259)
By-product credits	(86)	(8)	-	(94)
Cost of sales, net of depreciation expense and by-product credits	15,244	7,038	-	22,282
Cash costs ($/ounce)	757	1,484	-	895
Sustaining costs	5,480	1,958	-	7,438
Corporate general and administration costs	-	-	3,184	3,184
All-in sustaining costs	20,724	8,996	3,184	32,904

All-in sustaining costs ($/ounce)	1,029	1,897	128	1,322

Six-month period ended June 30, 2017	Island Gold	Beaufor	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	52,183	11,385	-	63,568
Cost of sales	50,334	18,645	-	68,979
Depreciation and depletion	(17,850)	(2,911)	-	(20,761)
By-product credits	(221)	(30)	-	(251)
Cost of sales, net of depreciation expense and by-product credits	32,263	15,704	-	47,967
Cash costs ($/ounce)	618	1,380	-	754
Sustaining costs	6,949	3,450	-	10,399
Corporate general and administration costs	-	-	7,574	7,574
All-in sustaining costs	39,212	19,154	7,574	65,940

All-in sustaining costs ($/ounce)	751	1,682	119	1,036

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 24

Six-month period ended June 30, 2016	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	46,178	9,778	1,171	-	57,127
Cost of sales	48,591	14,792	1,420	-	64,803
Depreciation and depletion	(15,792)	(702)	(33)	-	(16,527)
By-product credits	(178)	(19)	(3)	-	(200)
Cost of sales, net of depreciation expense and by-product credits	32,621	14,071	1,384	-	48,076
Cash costs ($/ounce)	706	1,439	1,182	-	841
Sustaining costs	10,193	3,632	5	25	13,855
Corporate general and administration costs	-	-	-	6,250	6,250
All-in sustaining costs	42,814	17,703	1,389	6,275	68,181

All-in sustaining costs ($/ounce)	927	1,810	1,186	110	1,193

RISKS AND UNCERTAINTIES

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 17, 2017, filed February 21, 2017, and available on the SEDAR website (www.sedar.com).

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) based on the Internal Control – Integrated Framework (2013) developed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).

The Corporation’s DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Corporation’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including policies and procedures to ensure that financial records are accurately maintained and fairly reflect the transactions of the Corporation.

The Corporation’s management, under the supervision of, and with the participation of, the CEO and the CFO, has evaluated its DC&P and ICFR and concluded that, as of June 30, 2017, they were designed effectively to provide reasonable assurance regarding required disclosures and the reliability of financial reporting and the preparation of financial statements for external purposes. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated its DC&P and ICFR controls and procedures can provide only reasonable assurance that the objectives of the Corporation’s DC&P and ICFR will be met, and they may not prevent or detect misstatements on a timely basis.

There have been no material changes to the Corporation’s DC&P or ICFR or in other factors that could affect internal controls during the quarter and the six-month period ended June 30, 2017.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 25

NATIONAL INSTRUMENT 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by National Instrument 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation, including the technical reports entitled:

  “Technical Report on the Mineral Reserve and Resource Estimate as of December 31, 2016 for the Island Gold Mine” dated March 17, 2017 and effective as of December 31, 2016.

  “Island Gold Mine technical report and expansion case preliminary economic assessment” dated July 13, 2017 and effective as of May 29, 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements in this Management’s Discussion and Analysis include, without limitation, statements relating to the Corporation’s expectations of gold production, cash costs, all-in sustaining costs, exchange rates and the future price of gold. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference include, among others things, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Additional factors are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 17, 2017, filed February 22, 2017, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 40-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

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CONSOLIDATED FINANCIAL STATEMENTS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$

OPERATIONS
Revenues	59,278	40,618	105,740	93,252
Cost of sales (note 2)	37,188	29,635	68,979	64,803

GROSS PROFIT	22,090	10,983	36,761	28,449

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 3)	5,683	4,785	10,072	8,673
Administration (note 4)	3,689	3,184	7,258	6,250
Loss (gain) on disposal of long-term assets	(21)	86	66	91
Other expenses	587	1,311	1,133	2,335
Other revenues	(419)	(1,514)	(819)	(2,626)

	9,519	7,852	17,710	14,723

OPERATING EARNINGS	12,571	3,131	19,051	13,726

Financial expenses (note 6)	162	119	307	266
Financial revenues (note 7)	(188)	(164)	(352)	(292)

EARNINGS BEFORE MINING AND INCOME TAXES	12,597	3,176	19,096	13,752

MINING AND INCOME TAXES	2,095	502	3,122	2,570

NET EARNINGS AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,502	2,674	15,974	11,182

EARNINGS PER SHARE
Basic	0.17	0.04	0.25	0.19
Diluted	0.16	0.04	0.25	0.18

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	63,571	59,960	63,319	59,197

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	64,919	61,511	64,674	60,662

The accompanying notes are an integral part of the interim consolidated financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)	Share	Contributed		Total
	capital	surplus	Deficit	equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2016	217,837	14,283	(29,665)	202,455

Issue of common shares
Exchange of restricted share units	548	(548)	-	-
Exercise of share options	4,428	(1,492)	-	2,936

Share-based compensation	-	1,402	-	1,402

Transactions with Richmont Mines shareholders	4,976	(638)	-	4,338

Net earnings and total comprehensive income for the period	-	-	15,974	15,974

BALANCE AT JUNE 30, 2017	222,813	13,645	(13,691)	222,767

The accompanying notes are an integral part of the interim consolidated financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)	Share	Contributed
	capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

Issue of common shares
Bought-deal placement	31,096	-	-	31,096
Exchange of restricted share units	224	(224)	-	-
Exercise of share options	2,460	(810)	-	1,650
Exercise of warrants	2,429	(439)	-	1,990

Common shares issue costs	(2,002)	-	-	(2,002)

Share-based compensation	-	1,035	-	1,035

Transactions with Richmont Mines shareholders	34,207	(438)	-	33,769

Net earnings and total comprehensive income for the period	-	-	11,182	11,182

BALANCE AT JUNE 30, 2016	215,919	13,584	(30,950)	198,553

The accompanying notes are an integral part of the interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	June 30,	December 31,
	2017	2016
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash	95,904	75,113
Receivables	3,934	4,105
Exploration tax credits receivable	272	168
Inventories (note 8)	11,076	10,019

	111,186	89,405

RESTRICTED DEPOSITS AND OTHER FINANCIAL ASSET (note 11 a)	931	838

PROPERTY, PLANT AND EQUIPMENT (note 9)	161,384	159,127

DEFERRED INCOME AND MINING TAX ASSETS	1,817	3,123

TOTAL ASSETS	275,318	252,493

LIABILITIES
CURRENT LIABILITIES
Payables, accruals and provisions	23,846	21,411
Income and mining taxes payable	1,276	339
Current portion of long-term debt (note 10)	3,500	5,961
Current portion of asset retirement obligations (note 11 b)	62	130
Deferred Share Units payable (note 5 c)	1,126	549

	29,810	28,390

LONG-TERM DEBT (note 10)	5,690	6,513

ASSET RETIREMENT OBLIGATIONS (note 11 b)	10,096	10,038

DEFERRED INCOME AND MINING TAX LIABILITIES	6,955	5,097

TOTAL LIABILITIES	52,551	50,038

EQUITY
Share capital (note 12)	222,813	217,837
Contributed surplus	13,645	14,283
Deficit	(13,691)	(29,665)

TOTAL EQUITY	222,767	202,455

TOTAL LIABILITIES AND EQUITY	275,318	252,493

The accompanying notes are an integral part of the interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$

OPERATING ACTIVITIES
Net earnings for the period	10,502	2,674	15,974	11,182
Adjustments for:
Depreciation and depletion	11,809	7,404	21,054	16,794
Income and mining taxes received (paid)	(228)	(514)	922	(514)
Interest revenues	(188)	(164)	(352)	(292)
Interest on finance lease obligations	99	98	201	178
Share-based compensation	871	1,244	2,066	2,527
Retention award payments	-	-	(1,750)	-
Adjustment to closure allowance	(41)	30	(41)	30
Accretion expense – asset retirement obligations	29	18	58	35
Loss (gain) on disposal of long-term assets	(21)	86	66	91
Mining and income taxes	2,095	502	3,122	2,570
	24,927	11,378	41,320	32,601
Net change in non-cash working capital items (note 13)	5,564	3,493	1,710	(433)

Cash flows from operating activities	30,491	14,871	43,030	32,168

INVESTING ACTIVITIES
Interest received	180	144	341	274
Other financial asset	(200)	-	(200)	-
Property, plant and equipment – Island Gold Mine	(9,938)	(10,518)	(20,326)	(24,974)
Property, plant and equipment – Beaufor Mine	(1,209)	(1,023)	(2,646)	(2,301)
Property, plant and equipment – Other	(111)	(324)	(286)	(791)
Disposition of property, plant and equipment	48	-	82	-

Cash flows used in investing activities	(11,230)	(11,721)	(23,035)	(27,792)

FINANCING ACTIVITIES
Advance royalty payment	-	-	-	(1,000)
Payments of asset retirement obligations	(67)	(3)	(68)	(6)
Issue of common shares	2,539	33,972	2,936	34,736
Common shares issue costs	-	(2,002)	-	(2,002)
Interest paid	(101)	(100)	(205)	(173)
Payments of finance lease obligations	(938)	(680)	(1,867)	(1,430)

Cash flows used in financing activities	1,433	31,187	796	30,125

Net change in cash	20,694	34,337	20,791	34,501

Cash, beginning of period	75,210	61,192	75,113	61,028

Cash, end of period	95,904	95,529	95,904	95,529

The accompanying notes are an integral part of the interim consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2017 and 2016 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$

Operating costs	24,227	21,764	46,086	46,475
Royalties	1,293	612	2,132	1,801
Depreciation and depletion	11,668	7,259	20,761	16,527

	37,188	29,635	68,979	64,803

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3.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$

Island Gold Mine	4,889	3,624	8,651	7,394
Beaufor Mine	270	384	585	876
Wasamac property	3	5	151	48
Other properties	10	12	18	15
Project evaluation	556	144	756	344

Exploration and project evaluation before depreciation and exploration tax credits	5,728	4,169	10,161	8,677

Depreciation	5	9	15	18
Exploration tax credits, including adjustments	(50)	607[1]	(104)	(22)

	5,683	4,785	10,072	8,673

[1]	In the second quarter of 2016, the Corporation filed its 2015 income tax returns and reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credits, as it had been originally planned and recorded in 2015.

4.	Administration

The administration expenses include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$

Salaries, directors’ fees and related benefits	1,414	1,007	2,543	1,850
Share-based compensation	872	1,189	1,978	2,416
Consultants and professional fees	710	287	1,206	688
Depreciation	39	60	80	118
Miscellaneous	654	641	1,451	1,178

	3,689	3,184	7,258	6,250

5.	Share-based compensation

a)	Share option plans

In effect since May 2012, the Corporation’s long-term incentive plan permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and others providing ongoing services to the Corporation.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 36

The policy of the Corporation is to set the exercise price of each option granted at the market price at closing of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the day of grant. Vesting is set at one third one year after the grant date, one third on the second anniversary of the grant date, and one third on the third anniversary of the grant date, with expiry of the option five years after the date of grant. Prior to 2015, options vested as above or in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a period of four years, and expiring six years after the date of grant; or options that vested 20% on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years, and expiring five years after the date of grant; or options that vested on August 8, 2016 and expiring five years after the date of grant; or options that vested 100% on the grant date and expiring five years after the date of grant.

A summary of the status of options outstanding under the Corporation’s plan at June 30, 2017 and changes during the three-month and six-month periods then ended, is presented below:

	Three months ended		Six months ended
	June 30, 2017		June 30, 2017
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	2,052	5.61	1,835	4.78
Granted	-	-	297	10.24
Exercised	(471)	5.14	(543)	4.96
Forfeited	(112)	5.51	(120)	5.30

Options outstanding, end of period	1,469	5.77	1,469	5.77

Exercisable options, end of period	484	4.13	484	4.13

The following table summarizes information about the options issued under the Corporation’s plan at June 30, 2017:

	Options outstanding at			Exercisable options at
	June 30, 2017			June 30, 2017
		Weighted
		average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.29	141	1.4	1.09	80	1.09
$2.19 to $2.34	32	2.1	2.30	-	-
$2.51 to $3.31	166	2.4	3.12	99	2.99
$3.73 to $4.20	473	2.6	3.91	205	3.94
$6.09	200	3.7	6.09	53	6.09
$8.79 to $10.87	457	4.4	10.21	47	10.37

	1,469	3.2	5.77	484	4.13

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During the six-month period ended June 30, 2017, the Corporation granted 297,000 share options to officers (360,000 to a director, an officer and employees for the six-month period ended June 30, 2016). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $4.55 ($3.36 for the six-month period ended June 30, 2016).

b)	Restricted share units

The Corporation’s plan permits the granting of RSUs. Upon vesting, each RSU is exchanged for one common share of the Corporation. The fair value of each RSU is equal to the fair value of one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. Two types of RSUs are issued: (1) RSUs that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total period of three years, (2) RSUs that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

A summary of the status of RSUs outstanding under the Corporation’s plan at June 30, 2017 and 2016, and changes during the three-month and six-month periods then ended, is presented below:

	Number of restricted share units
	(in thousands)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016

Restricted share units outstanding, beginning of the period	405	410	338	193
Granted	-	-	154	265
Released for common shares	-	(14)	(87)	(59)
Forfeited	(6)	-	(6)	(3)

Restricted share units outstanding, end of period	399	396	399	396

During the six-month period ended June 30, 2017, the Corporation granted 154,018 RSUs to officers and employees at an average fair value of $10.81 (265,180 in the comparable period of 2016 at an average fair value of $6.32).

c)	Deferred share units

In May 2015, the Corporation established a deferred share unit (DSU) plan for directors. The value of an outstanding DSU, on any particular date, is equal to the market value of a common share of the Corporation at such date. DSUs are granted to directors and must be retained until the director leaves the Corporation’s Board of Directors (Board), at which time, the Board elects one or any combination of the following payment methods: (a) issuing common shares from treasury, (b) purchase shares on the market or (c) paying cash. If the Board does not elect for the payment method, the obligation is automatically settled in cash.

DSU’s are initially measured on the grant date at fair value and recognized as an obligation. The obligation is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statement. The Corporation values the obligation based on the market price at closing of the Corporation’s stock on the Toronto Stock Exchange.

In the six-month period ended June 30, 2017, the Corporation granted 48,437 DSUs to directors (110,000 in the comparable period of 2016), and recorded a compensation expense of $576 ($1,319 in the comparable period of 2016). As at June 30, 2017, 111,437 DSUs were outstanding (63,000 as at December 31, 2016) for which the compensation liability was $1,126 ($549 as at December 31, 2016).

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d)	Options outside the Corporation’s plan

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vested in thirds on December 1st, 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. During the six-month period ended June 30, 2017, 100,000 were exercised (none in the comparable period of 2016). As at June 30, 2017, 675,000 options are outstanding and 408,333 are exercisable (266,666 on June 30, 2016).

6.	Financial expenses

The financial expenses consist of the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$

Interest on finance lease obligations	99	98	201	178
Accretion expense – asset retirement obligations	29	18	58	35
Foreign exchange loss	34	3	48	53

	162	119	307	266

7.	Financial revenues

The financial revenues consist of the following item:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$

Interest on cash	188	164	352	292

8.	Inventories

The inventories include the following items:

	June 30,	December 31,
	2017	2016
	$	$
		(Audited)

Precious metals	186	260
Ore	5,194	4,492
Supplies	5,696	5,267
	11,076	10,019

On June 30, 2017, a write-down of inventories of $207 was recognized as an expense (none in the comparable period of 2016).

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 39

9.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings and refining equipment	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and mobile equipment	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at January 1, 2017	5,411	180,807	36,797	74,482	297,497	1,705	690	2,395	299,892

Additions	-	13,975	1,875	4,958	20,808	-	-	-	20,808

Disposals and write-off	-	-	(299)	(210)	(509)	-	-	-	(509)

Transfers	-	-	-	160	160	-	(160)	(160)	-

Deposits on equipment	-	-	-	2,650	2,650	-	-	-	2,650

Balance at June 30, 2017	5,411	194,782	38,373	82,040	320,606	1,705	530	2,235	322,841

Depreciation and depletion

Balance at January 1, 2017	2,467	87,727	16,110	33,209	139,513	675	577	1,252	140,765

Depreciation and depletion	289	12,232	2,813	5,629	20,963	53	38	91	21,054

Disposals and write-off	-	-	(193)	(169)	(362)	-	-	-	(362)

Transfers	-	-	-	150	150	-	(150)	(150)	-

Balance at June 30, 2017	2,756	99,959	18,730	38,819	160,264	728	465	1,193	161,457

Carrying amount at June 30, 2017	2,655	94,823	19,643	43,221	160,342	977	65	1,042	161,384

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 40

10.	Long-term debt

Long-term debt includes the following financial liabilities:

	June 30,	December 31,
	2017	2016
	$	$
		(Audited)

Finance lease obligations	7,632	8,683
Contract payment holdbacks	1,000	1,500
Closure allowance	558	599
Long-term retention awards	-	1,692

	9,190	12,474

Current portion	3,500	5,961

	5,690	6,513

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments have been paid in March 2017 in the amount of $1,750 and the expense recorded in 2017 is $58 ($173 in the comparable period of 2016).

During the six-month period ended on June 30, 2017, the Corporation acquired mobile equipment at a cost of $816 via a financial lease agreement. At the end of this contract, the Corporation benefits from an option of a lower purchase price. For this contract, minimum lease payments amount to $123 for the remainder of 2017, $247 for 2018 and 2019, and $41 for 2020.

11.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 41

a)	Restricted deposits and other financial asset, and letters of credit

As at June 30, 2017, the Corporation has $721 in restricted deposits with the Ontario government, $10 in restricted deposit with the Quebec government and a credit facility is available to the Corporation up to an amount of $6,100 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2016). The following table provides the allocation of restricted deposits and letters of credit issued as at June 30, 2017 and December 31, 2016:

	June 30,	December 31,
	2017	2016
	$	$
		(Audited)

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	721	721
Other	10	10
Beaufor Mine	-	107
	731	838

Other financial asset	200	-

	931	838

Letters of credit[1]
Camflo Mill	3,339	3,339
Island Gold Mine (Kremzar property)	979	979
Monique Mine	948	-
Beaufor Mine	793	793

	6,059	5,111

[1]	Letters of credit are secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment which has a net carrying value of $30,530 as at June 30, 2017 ($30,736 as at December 31, 2016).

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at June 30, 2017 and December 31, 2016:

	June 30,	December 31,
	2017	2016
	$	$
		(Audited)

Camflo Mill	4,156	4,137
Island Gold Mine	2,993	2,969
Monique Mine	1,616	1,676
Beaufor Mine	1,343	1,336
Francoeur Mine	50	50

	10,158	10,168

Current portion	62	130

	10,096	10,038

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 42

12.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Six months ended
	June 30, 2017		June 30, 2017
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	63,239	218,974	63,030	217,837
Issue of common shares for cash:
Exercise of share options	521	3,839	643	4,428
Shares issued in exchange of restricted share units	-	-	87	548

Balance, end of period	63,760	222,813	63,760	222,813

Issue of shares

During the six-month period ended on June 30, 2017, the Corporation issued 642,467 common shares following the exercise of stock options (487,963 during the six-month period ended on June 30, 2016) and received cash proceeds in the amount of $2,936 ($1,650 in the comparable period of 2016). Contributed surplus was reduced by $1,492 which represents the recorded fair value of the exercised stock options ($810 in the comparable period of 2016).

During the six-month period ended on June 30, 2017, the Corporation issued 87,548 common shares following the vesting of restricted share units (59,731 in the comparable period of 2016). Contributed surplus was reduced by $548 which represents the recorded fair value of the restricted share units ($224 in the comparable period of 2016).

13.	Consolidated statements of cash flows

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$

Net change in non-cash working capital items

Receivables	903	1,391	289	641
Exploration tax credits receivable	(50)	790	(104)	162
Inventories	52	6	(1,057)	2,018
Payables, accruals and provisions	4,659	1,306	2,582	(3,254)

	5,564	3,493	1,710	(433)

Supplemental information
Change in payables, accruals and provisions related to property, plant and equipment	991	2,399	(115)	(1,703)

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 43

14.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2017 compared to annual financial statements of 2016 on the basis of segmentation or the basis of evaluation of segmented results.

	Three months ended June 30, 2017
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of comprehensive income	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	9,359	49,919	59,278	-	59,278
Cost of sales	9,846	27,342	37,188	-	37,188

Gross profit	(487)	22,577	22,090	-	22,090

Exploration and project evaluation	270	4,889	5,159	524	5,683
Administration	-	-	-	3,689	3,689
Gain on disposal of long-term assets	-	(21)	(21)	-	(21)
Other expenses	587	-	587	-	587
Other revenues	(412)	(7)	(419)	-	(419)

	445	4,861	5,306	4,213	9,519
Operating earnings (loss)	(932)	17,716	16 784	(4,213)	12,571

Financial expenses	21	102	123	39	162
Financial revenues	(8)	(2)	(10)	(178)	(188)

Earnings (loss) before taxes	(945)	17,616	16,671	(4,074)	12,597

Addition to property, plant and equipment	1,320	9,938	11,258	-	11,258

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 44

	Six months ended June 30, 2017
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of comprehensive income	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	18,926	86,814	105,740	-	105,740
Cost of sales	18,645	50,334	68,979	-	68,979

Gross profit	281	36,480	36,761	-	36,761

Exploration and project evaluation	585	8,651	9,236	836	10,072
Administration	-	-	-	7,258	7,258
Loss on disposal of long-term assets	6	60	66	-	66
Other expenses	1,133	-	1,133	-	1,133
Other revenues	(807)	(12)	(819)	-	(819)
	917	8,699	9,616	8,094	17,710
Operating earnings (loss)	(636)	27,781	27,145	(8,094)	19,051

Financial expenses	34	216	250	57	307
Financial revenues	(8)	(2)	(10)	(342)	(352)

Earnings (loss) before taxes	(662)	27,567	26,905	(7,809)	19,096

Addition to property, plant and equipment	2,932	20,326	23,258	-	23,258

	June 30, 2017
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	8,482	19,382	27,864	83,322	111,186
Restricted deposits and other financial asset	-	921	921	10	931
Property, plant and equipment	11,296	148,666	159,962	1,422	161,384
Deferred income and mining tax assets	-	-	-	1,817	1,817

Total assets	19,778	168,969	188,747	86,571	275,318

Current liabilities	5,712	19,358	25,070	4,740	29,810
Long-term debt	952	3,738	4,690	1,000	5,690
Asset retirement obligations	5,499	2,993	8,492	1,604	10,096
Deferred income and mining tax liabilities	-	-	-	6,955	6,955

Total liabilities	12,163	26,089	38,252	14,299	52,551

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 45

	Three months ended June 30, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of comprehensive income	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	7,762	32,856	40,618	-	40,618
Cost of sales	7,414	22,221	29,635	-	29,635

Gross profit	348	10,635	10,983	-	10,983

Exploration and project evaluation	385	3,624	4,009	776	4,785
Administration	-	-	-	3,184	3,184
Loss on disposal of long-term assets	-	86	86	-	86
Other expenses	1,311	-	1,311	-	1,311
Other revenues	(1,510)	(4)	(1,514)	-	(1,514)

	186	3,706	3,892	3,960	7,852

Operating earnings (loss)	162	6,929	7,091	(3,960)	3,131

Financial expenses	11	105	116	3	119
Financial revenues	(4)	(2)	(6)	(158)	(164)

Earnings (loss) before taxes	155	6,826	6,981	(3,805)	3,176

Addition to property, plant and equipment	1,347	10,518	11,865	-	11,865

	Six months ended June 30, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
Statement of comprehensive income	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	17,927	75,325	93,252	-	93,252
Cost of sales	16,211	48,592	64,803	-	64,803

Gross profit	1,716	26,733	28,449	-	28,449

Exploration and project evaluation	883	7,394	8,277	396	8,673
Administration	-	-	-	6,250	6,250
Loss on disposal of long-term assets	-	91	91	-	91
Other expenses	2,335	-	2,335	-	2,335
Other revenues	(2,621)	(5)	(2,626)	-	(2,626)

	597	7,480	8,077	6,646	14,723

Operating earnings (loss)	1,119	19,253	20,372	(6,646)	13,726

Financial expenses	22	191	213	53	266
Financial revenues	(4)	(2)	(6)	(286)	(292)

Earnings (loss) before taxes	1,101	19,064	20,165	(6,413)	13,752

Addition to property, plant and equipment	3,067	24,974	28,041	25	28,066

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 46

	December 31, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	4,707	20,862	25,569	63,836	89,405
Restricted deposits	107	721	828	10	838
Property, plant and equipment	10,696	146,903	157,599	1,528	159,127
Deferred income and mining tax assets	-	-	-	3,123	3,123

Total assets	15,510	168,486	183,996	68,497	252,493

Current liabilities	4,614	17,034	21,648	6,742	28,390
Long-term debt	1,599	4,914	6,513	-	6,513
Asset retirement obligations	7,069	2,969	10,038	-	10,038
Deferred income and mining tax liabilities	-	-	-	5,097	5,097

Total liabilities	13,282	24,917	38,199	11,839	50,038

15.	Approval of Financial Statements

The interim consolidated financial statements for the period ending June 30, 2017 were approved for publication by the Board of Directors on August 2, 2017.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2017 | Page 47